SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 19341

                          SPECIALTY LABORATORIES, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84749R100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson  AmeriPath Holdings, Inc.   Ropes & Gray LLP
  & Stowe                7111 Fairway Drive         45 Rockefeller Plaza
320 Park Avenue          Suite 400                  New York, NY 10111
Suite 2500               Palm Beach Gardens,        Attn: Othon A. Prounis, Esq.
New York, NY 10022       FL 33418                   Tel: (212) 841-5700
Attn: Jonathan M. Rather Attn: Jarod T. Moss, Esq.
Tel: (212) 893-9500      Tel: (561) 712-6200

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 29, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)






----------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 8
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CUSIP No. 84749R100
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1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                                        AMERIPATH HOLDINGS, INC.
    EIN No.:
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)|_|
                                                        (b)|_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                                        OO/Not Applicable
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS        |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER                               0
NUMBER OF               --------------------------------------------------------
SHARES                  8.   SHARED VOTING POWER             14,435,663 shares*
BENEFICIALLY            --------------------------------------------------------
OWNED BY                9.   SOLE DISPOSITIVE POWER                          0
EACH                    --------------------------------------------------------
REPORTING               10.  SHARED DISPOSITIVE POWER                        0
PERSON
WITH
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             14,435,663 shares*
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            60%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                            CO
--------------------------------------------------------------------------------

* Beneficial ownership of the shares of common stock of Specialty Laboratories, Inc. referred to herein is being reported hereunder solely because such shares may be deemed to be beneficially owned as a result of the Voting Agreement described in Item 3 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock of Specialty Laboratories, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                                                     Page 3 of 8
--------------------------------------------------------------------------------
CUSIP No. 84749R100
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                        WELSH, CARSON, ANDERSON & STOWE IX, L.P.
    EIN No.:
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)|_|
                                                        (b)|_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                                        OO/Not Applicable
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS        |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER                               0
NUMBER OF               --------------------------------------------------------
SHARES                  8.   SHARED VOTING POWER             14,435,663 shares*
BENEFICIALLY            --------------------------------------------------------
OWNED BY                9.   SOLE DISPOSITIVE POWER                          0
EACH                    --------------------------------------------------------
REPORTING               10.  SHARED DISPOSITIVE POWER                        0
PERSON
WITH
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             14,435,663 shares*
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            60%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                            PN
--------------------------------------------------------------------------------

* Beneficial ownership of the shares of common stock of Specialty Laboratories, Inc. referred to herein is being reported hereunder solely because such shares may be deemed to be beneficially owned as a result of the Voting Agreement described in Item 3 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock of Specialty Laboratories, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                                                     Page 4 of 8
--------------------------------------------------------------------------------
CUSIP No. 84749R100
--------------------------------------------------------------------------------

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                                        WCAS IX ASSOCIATES, LLC
    EIN No.:
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)|_|
                                                        (b)|_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
                                                        OO/Not Applicable
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS        |_|
    IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                        Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER                               0
NUMBER OF               --------------------------------------------------------
SHARES                  8.   SHARED VOTING POWER             14,435,663 shares*
BENEFICIALLY            --------------------------------------------------------
OWNED BY                9.   SOLE DISPOSITIVE POWER                          0
EACH                    --------------------------------------------------------
REPORTING               10.  SHARED DISPOSITIVE POWER                        0
PERSON
WITH
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             14,435,663 shares*
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            60%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                            OO
--------------------------------------------------------------------------------

* Beneficial ownership of the shares of common stock of Specialty Laboratories, Inc. referred to herein is being reported hereunder solely because such shares may be deemed to be beneficially owned as a result of the Voting Agreement described in Item 3 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the common stock of Specialty Laboratories, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                                                     Page 5 of 8
                                  SCHEDULE 13D

Item 1.   Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D (the "Schedule 13D") relates is the Common Stock, no par value ("Common Stock"), of Specialty Laboratories, Inc., a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 27027 Tourney Road, Valencia, California 91355.

Item 2.   Identity and Background.

     (a) - (c) This Schedule 13D is being filed on behalf of AmeriPath Holdings, Inc., a Delaware corporation ("Holdings"), Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), and WCAS IX Associates, LLC, a Delaware limited liability company ("WCAS IX Associates" and together with WCAS IX, "WCAS"), pursuant to Rule 13d-1(a) and Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Holdings is controlled by WCAS IX and WCAS IX Associates is the sole general partner of WCAS IX.

     The principal address of Holdings is 7111 Fairway Drive, Suite 400, Palm Beach Gardens, Florida 33418. The principal address of WCAS is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

     The principal business of Holdings is being the parent company of AmeriPath, Inc., a Delaware corporation ("AmeriPath"), which is a national provider of physician-based anatomic pathology, dermatopathology and molecular diagnostic services to physicians, hospitals, national clinical laboratories and surgery centers. The principal business of WCAS IX is that of an investment limited partnership. The principal business of WCAS IX Associates is that of general partner of WCAS IX.

     The name, principal occupation and address of each director and executive officer of Holdings is set forth on Schedule A, which is incorporated by reference herein. The name, principal occupation and address of each manager of WCAS IX Associates is set forth on Schedule A, which is incorporated by reference herein.

     Each of Holdings and WCAS has entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Holdings and WCAS are sometimes referred to herein as the "reporting persons." Information in this
Schedule 13D with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person.

     (d) - (e) During the last five years, none of the persons or entities referred to in this Item 2 (including those listed on Schedule A) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Holdings is a Delaware corporation. WCAS IX is a Delaware limited partnership. WCAS IX Associates is a Delaware limited liability company. Each person listed on Schedule A is a citizen of the United States except D. Scott Mackesy who is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration.

     Holdings and WCAS may be deemed to have acquired beneficial ownership of 14,435,663 shares of Common Stock pursuant to a Voting Agreement, dated as of September 29, 2005 (the "Voting Agreement") between Holdings, Specialty Family

                                                                     Page 6 of 8
Limited Partnership ("SFLP") and certain other stockholders of the Issuer (together with SFLP, the "Founder Parties"). Holdings and WCAS disclaim any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement. Subject to the terms of the Voting Agreement, the Founder Parties agreed to vote in favor of the Merger (as defined in Item 4 below) and to vote against competing transactions unless the Merger Agreement (as defined in Item 4 below) is terminated. In addition, each Founder Party granted an irrevocable proxy to representatives of Holdings to vote the shares of Common Stock that are covered by the Voting Agreement on the matters described in the Voting Agreement. Upon termination of the Merger Agreement in certain circumstances, and the subsequent consummation of an alternative transaction, the Founder Parties will be required to pay to Holdings 50% of any increase in consideration paid to the Founder Parties in respect of their shares of Common Stock over the amounts that would be otherwise payable pursuant to the Merger Agreement. The provisions of the Voting Agreement apply to all shares of Common Stock held by the Founder Parties. The Founder Parties disclosed in the Voting Agreement that they hold 14,435,663 shares of Common Stock, which represents approximately 60% of the issued and outstanding Common Stock. The Voting Agreement was entered into in consideration of the execution and delivery of the Merger Agreement and Holdings did not pay additional consideration in connection with the execution and delivery of the Voting Agreement.

     The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement which is incorporated herein by reference to Exhibit B hereto.

Item 4.   Purpose of Transaction.

     (a) - (j) On September 29, 2005, Holdings, AmeriPath, Silver Acquisition Corp., a California corporation and wholly owned subsidiary of AmeriPath ("Acquisition"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Acquisition will be merged (the "Merger") with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Surviving Corporation"). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of AmeriPath. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock, other than shares held in treasury or held by Holdings or any direct or indirect wholly owned subsidiary of Holdings or the Issuer or held by stockholders who are entitled to and properly exercise dissent rights under California law, will be converted into the right to receive $13.25 in cash and each outstanding option to purchase a share of Common Stock will be entitled to receive, unless otherwise provided in an applicable agreement with the optionee, the difference between the exercise price of the option and $13.25. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the shareholders of the Issuer.

     Pursuant to the Merger Agreement, the board of directors of Acquisition at the effective time of the Merger will become the board of directors of the Surviving Corporation. In addition, at the effective time of the Merger, the articles of incorporation of the Surviving Corporation will be amended and restated at the effective time of the Merger to conform to an exhibit attached to the Merger Agreement and the bylaws of Acquisition at the effective time of the Merger will become the bylaws of the Surviving Corporation. If the Merger is consummated, the Common Stock will be de-listed from the New York Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange Act.

     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference to Exhibit C hereto.

     Simultaneously with the execution of the Merger Agreement, Holdings, AmeriPath Group Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Holdings ("Group Holdings"), Aqua Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Group Holdings ("Aqua Merger Sub"), WCAS IX and certain other stockholders of Holdings (the "Holdings Stockholders"), and SFLP and certain of the other Founder Parties entered into a Subscription, Merger and Exchange Agreement (the "SME Agreement"). Pursuant to the SME Agreement, (i) Group Holdings will issue shares of its common stock and shares of its Series A participating preferred stock (collectively, "Group Holdings Capital Stock") to the Holdings Stockholders in exchange for cash and for shares of the common stock of Holdings and (ii) Group Holdings will issue shares of Group Holdings Capital Stock to the Founder Parties party to the SME Agreement in exchange for a portion of the shares of Common Stock held by such Founder Parties. In addition, pursuant to the SME Agreement, Aqua Merger Sub will be merged with and into Holdings and the remaining stockholders of Holdings that do not contribute their shares of common stock of Holdings to Group Holdings will have the right to receive the amount of cash set forth in the SME Agreement. As a result of this merger, Holdings will become a wholly owned subsidiary of Group Holdings.

     The foregoing description of the SME Agreement is qualified in its entirety by reference to the SME Agreement which is incorporated herein by reference to Exhibit D hereto.

Item 5.   Interest in Securities of the Issuer.

     (a) - (b) The responses of Holdings and WCAS with respect to Rows 11, 12 and 13 of the cover pages to this Schedule 13D that relate to the aggregate number and percentage of Common Stock are incorporated herein by reference. The responses of Holdings and WCAS with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which Holdings or WCAS has sole power to vote or to direct the vote, shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition are incorporated herein by reference. Holdings and WCAS may be deemed to have shared power to vote such shares of Common Stock with respect to the limited matters described in Item 3 above. Holdings and WCAS disclaim any beneficial ownership of the shares of the Common Stock that are covered by the Voting Agreement.

     (c) Other than as described in Items 3 and 4 above, there have been no transactions in the Common Stock that were effected during the past sixty days by Holdings or WCAS.

     (d) Other than with respect to the rights described in Item 3 above, neither Holdings nor WCAS possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in this Schedule 13D or the Exhibits hereto, no reporting person nor, to the best knowledge of the reporting persons, the other persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

A. Agreement, dated October 11, 2005, among AmeriPath Holdings, Inc., Welsh, Carson, Anderson & Stowe IX, L.P. and WCAS IX Associates, LLC to jointly file this Schedule 13D.

B. Voting Agreement dated as of September 29, 2005, among AmeriPath Holdings, Inc., and the stockholders of Specialty Laboratories, Inc. listed therein (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by AmeriPath, Inc. on October 4, 2005).

C. Agreement and Plan of Merger dated as of September 29, 2005, among AmeriPath Holdings, Inc., AmeriPath, Inc., Specialty Laboratories, Inc., and Silver Acquisition Corp. (incorporated herein by reference to Exhibit
     2.1 to Form 8-K filed by AmeriPath, Inc. on October 4, 2005).

D. Subscription, Merger and Exchange Agreement dated as of September 29, 2005, among AmeriPath Holdings, Inc., AmeriPath Group Holdings, Inc., Aqua Acquisition Corp., the stockholders of AmeriPath Holdings, Inc. listed therein and the stockholders of Specialty Laboratories, Inc. listed therein (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by AmeriPath, Inc. on October 4, 2005).

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 11, 2005.

                                AMERIPATH HOLDINGS, INC.


                                By:      /s/ David L. Redmond
                                         ----------------------------------
                                         David L. Redmond
                                         Executive Vice President and
                                            Chief Financial Officer


                                WELSH, CARSON, ANDERSON &
                                STOWE IX, L.P.

                                By:      WCAS IX Associates, LLC,
                                         its general partner


                                By:      /s/ D. Scott Mackesy
                                         ----------------------------------
                                         D. Scott Mackesy
                                         Manager


                                WCAS IX ASSOCIATES, LLC


                                By:      /s/ D. Scott Mackesy
                                         ----------------------------------
                                         D. Scott Mackesy
                                         Manager

                                   SCHEDULE A
                                   ----------

Directors and Executive
     Officers of                      Principal Business
AmeriPath Holdings, Inc.                 or Occupation                      Business Address
----------------------        -----------------------------------      -----------------------------

Donald E. Steen               Chairman and Chief Executive Officer     7111 Fairway Drive, Suite 400
                              of AmeriPath Holdings, Inc.              Palm Beach Gardens, FL 33418

C. Arnold Renschler, M.D.     Director of AmeriPath Holdings, Inc.     7111 Fairway Drive, Suite 400
                                                                       Palm Beach Gardens, FL 33418

Jeffrey A. Mossler, M.D.      Vice Chairman of AmeriPath Holdings,     7111 Fairway Drive, Suite 400
                              Inc.                                     Palm Beach Gardens, FL 33418

Raymond Ranelli               Director of AmeriPath Holdings, Inc.     7111 Fairway Drive, Suite 400
                                                                       Palm Beach Gardens, FL 33418

Clay J. Cockerell, M.D.       Director of AmeriPath Holdings, Inc.     7111 Fairway Drive, Suite 400
                                                                       Palm Beach Gardens, FL 33418

Brett P. Brodnax              Director of AmeriPath Holdings, Inc.     7111 Fairway Drive, Suite 400
                                                                       Palm Beach Gardens, FL 33418

Paul B. Queally               General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe and Director of         New York, NY 10022
                              AmeriPath Holdings, Inc.

D. Scott Mackesy              General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe and Director of         New York, NY 10022
                              AmeriPath Holdings, Inc.

Sean M. Traynor               General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe and Director of         New York, NY 10022
                              AmeriPath Holdings, Inc.

David L. Redmond              Executive Vice President and Chief       7111 Fairway Drive, Suite 400
                              Financial Officer of AmeriPath           Palm Beach Gardens, FL 33418
                              Holdings, Inc.

R. Keith Laughman             President of Esoteric Services of        7111 Fairway Drive, Suite 400
                              AmeriPath Holdings, Inc.                 Palm Beach Gardens, FL 33418

Steven E. Casper              President of Dermatopathology Services   7111 Fairway Drive, Suite 400
                              of AmeriPath Holdings, Inc.              Palm Beach Gardens, FL 33418

Managers of
WCAS IX Associates, LLC       Principal Business or Occupation                Business Address
----------------------        --------------------------------          ------------------------------------
Paul B. Queally               General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe and Director of         New York, NY 10022
                              AmeriPath Holdings, Inc.

D. Scott Mackesy              General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe and Director of         New York, NY 10022
                              AmeriPath Holdings, Inc.

Sean M. Traynor               General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe and Director of         New York, NY 10022
                              AmeriPath Holdings, Inc.

John Almeida, Jr.             General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

Bruce K. Anderson             General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

Russell L. Carson             General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

John D. Clark                 General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

Anthony J. de Nicola          General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

James R. Matthews             General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

Thomas E. McInerney           General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

Robert A. Minicucci           General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

Jonathan M. Rather            General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

Sanjay Swani                  General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022

Patrick J. Welsh              General Partner of Welsh, Carson,        320 Park Avenue, Suite 2500
                              Anderson & Stowe                         New York, NY 10022